SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

START

News Release
Aviva plc

Interim management statement for the nine months to 30 September 2012

8 November 2012

Dear shareholders,

Aviva plc today announced its Q3 Interim Management Statement where the operating profit trend is broadly in line with the half year.

More importantly, I am pleased to report that we have taken, and are continuing to take, firm and decisive actions to transform Aviva. The key priorities remain:

■ To appoint a high quality CEO

■ To build the company's capital and financial strength, reducing also the risk and volatility of the balance sheet and income statement

■ To narrow focus on attractive core businesses and dispose intelligently of non-core segments

■ To improve earnings performance and return on equity with the aim of broadly replacing, by 2014, the earnings lost as a result of disposals with new earnings streams

Reporting on each of these in turn, the CEO search process is now well advanced and in line with the original timetable set out by the Board. Shortlisted candidates are in the process of being interviewed by non-executive directors, and on completion, we will then seek FSA approval for the Board's preferred candidate.

I am also pleased that we are getting good traction on building our financial strength. Economic capital surplus* as at the end of October 2012 was around £5.3 billion, up by £0.8 billion from the half year and by £1.7 billion from the beginning of the year - in ratio terms we are currently around 146% versus our target range of 160-175%. IGD capital surplus at the end of October was £3.7 billion, up £0.6 billion from the half year and with a ratio of 167%. In the quarter we also sold down part of our Italian sovereign bond holdings.

In the quarter we reduced our Delta Lloyd holdings and announced the sale of our business in Sri Lanka. While we are not yet in a position to make firm announcements on further non-core disposals, the progress is in line with planned timelines.

We can now confirm that we are in discussions with external parties with respect to our US life and annuities business and these are being actively pursued. While not agreed, any such sale would come at a substantial discount to IFRS book value, but would generate significant economic capital surplus. We believe any such sale would be in the best interests of the Group and we are hopeful of a satisfactory resolution reasonably soon.

Beyond this, there are eight smaller disposals which are now more likely to be in 2013, and we expect all to be done without a significant impact on the Group's IFRS book value.

The transformation and earnings enhancement process continues apace. A key initiative is the turnaround of our 27 "amber" business cells. In the quarter we assigned our most talented high-potential executives to each cell and they produced a plan for each. The analysis tended to show that within the cells we had a mix of performing as well as uneconomic or poorly performing sub-segments or products. The required actions ranged from revenue-enhancement, cost or loss reduction, capital withdrawal, or leveraging technology or the online space. We are now in the process of refining and implementing these plans and building the results into our 2013 and 2014 plans, and will be able to provide a more comprehensive update at the 2012 full-year results.

Unsurprisingly, getting traction on the change initiatives at Aviva has taken time.

On the one hand we are blessed with a terrific brand and really professional front-line staff who have the customer's interest fully at heart. For example, visiting the regional UK and international centres reveals an incredibly dynamic environment and a strong marketing ethic. The "systems thinking" initiatives are now well embedded in the culture of the UK business.

*  The economic capital surplus represents an estimated position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties. Pension scheme risk is allowed for through five years of stressed contributions.

Chairman's review continued

On the other hand, culturally the organisation has been more used to collective decision making and has moved more slowly as a result. This initially inhibited progress on some of the programmes possibly exacerbated by an unwieldy centre and support infrastructure, with more bureaucracy than desirable. Although it will take time to change this, the pace of change is accelerating and we are beginning to make real progress.

There are nine specific transformation programmes and I'll cover each in turn:

Backing Winners - This aims to develop new revenue opportunities in the developed markets, and involves a team of external professionals as well as the transformation team. In addition there is a separate initiative to invest new capital and expense resources in a few high growth and return opportunities. These are relatively new initiatives, and we will have further clarity on their potential by year end.

Cost and Capital Efficiency - As previously announced, we are seeking at least £400 million of cost savings as well as the reallocation of capital from suboptimal segments. We have already removed four levels of middle management in the UK and the programme is being extended internationally. We have also removed the regional layer of our business. In addition the review of head office, support activities and non-staff costs is well advanced. By the end of the year we will have locked-in a run rate cost reduction of £250 million and have specific 2012 and 2013 plans in place on the balance. We are also in the process of producing a more efficient 2013 capital plan.

Back Books - We are aiming strategically and tactically to reduce the drag on economic return and concentration risk from capital-hungry, sub-optimal, or non-current legacy portfolios. Favourable economic outcomes in this area are inherently difficult, but several modest tangible opportunities have been identified, and these are being worked through.

Life Excellence - It is critical that we leverage best-in-group capability across all life segments. Specific initiatives include launching existing products into new markets, product re-pricing, improved underwriting standards, reallocation of capital, improved loss mitigation and cost reduction. The organisational team is now in place and key positions assigned.

GI Excellence - Given our largest general insurance businesses are in the UK and Canada, it is important that we implement best-in-class techniques across both as well as across the smaller GI segments internationally. Specific initiatives include fully deploying existing risk-based pricing systems, improved claims efficiency and the deployment of sophisticated fraud reduction systems. This involves additional responsibility for existing professionals from the UK and Canada.

Assets/Aviva Investors - We have initiated a programme to review the overall asset portfolio of the group and the appropriate mix for a low interest rate environment. As part of this review, we will be undertaking additional work with Aviva Investors to develop a more compelling external proposition. While Aviva Investors continues to serve the group well, it has fallen short of our aspirations to expand the business externally.

Product Tails - As with most firms we have a natural 80/20 to our business with a significant tail of products and segments that make little contribution to our success and in many cases erode value. This programme aims to eliminate these tails. This is a relatively recent initiative and while an initial analysis has been conducted, it requires further analysis and solutions.

IT and Operations - This essentially involves a complete reappraisal of our technology strategy and architecture, and also reviews our current IT spend level of over £800 million per annum. The review has now been completed, has been formally approved, and will be implemented in three phases. As a result we will eliminate over 800 applications from our current legacy estate, adopt a more modern digital architecture, improve service standards and reliability and reduce IT revenue and capital expense costs. In addition there is a separate programme to optimise spend on the various operational change initiatives across the Group which will result in more effective implementation, the elimination of waste and reduced costs.

Chairman's review continued

Performance Ethic - Aviva requires a more effective performance culture. As such we are seeking significant change in the areas of culture and values, performance targeting and measurement, communication, and remuneration practices across the Group. This work is well advanced. Additionally, the 2012 engagement and values surveys have been completed by staff. All senior management have been categorised in a nine-box performance and potential matrix, and force-ranked on a 20/70/10 basis, and systems have been designed to differentiate remuneration according to ranking, subject to further Remuneration Committee discussion and approval.

Trading conditions though remain difficult and results have been mixed across the Group. We nevertheless have strong positions in the UK, Canada, France and Singapore and our performance has been good in these markets. In our life business in Spain and Italy markets are tough, driven by the external economic environment, with new business volumes considerably reduced. In Ireland, while a number of good actions are underway to improve performance, the results are not yet acceptable.

Although conditions will remain challenging, the strategic and transformational programmes should enable us to improve our financial performance and value significantly, making Aviva a better business for our customers, our people, our partners and a better investment for our shareholders.

John McFarlane
Chairman

Key financial highlights

Capital position

	30 September 2012	30 June 2012
IFRS net asset value per share	397p	395p
MCEV net asset value per share	446p	421p
Estimated IGD solvency surplus	£3.6bn	£3.1bn
Estimated economic capital surplus*	£5.1bn	£4.5bn

	9 months 2012	9 months 2011
Operating capital generated	£1.3bn	£1.1bn

Total worldwide sales (excluding Delta Lloyd and RAC)

	9 months 2012 £m	9 months 2011 £m	Sterling % change on 9M11	Local currency % change on 9M11
United Kingdom	8,002	8,018	-	-
Ireland	469	757	(38)%	(34)%
United Kingdom & Ireland	8,471	8,775	(3)%	(3)%
France	2,671	3,224	(17)%	(11)%
United States	3,071	2,796	10%	8%
Spain	934	1,425	(34)%	(30)%
Italy	1,603	2,517	(36)%	(32)%
Other Developed	146	228	(36)%	(30)%
Poland	274	403	(32)%	(24)%
Singapore	496	412	20%	19%
Other Higher Growth markets	1,148	1,168	(2)%	-
Total life and pensions	18,814	20,948	(10)%	(8)%
Investment sales	3,400	2,682	27%	30%
Total long-term savings sales	22,214	23,630	(6)%	(4)%
General insurance and health net written premiums	6,735	6,706	-	2%
Total worldwide sales	28,949	30,336	(5)%	(2)%

IRR

	9 months 2012	9 months 2011
Group IRR (excluding Delta Lloyd)	13.8%	13.8%

United Kingdom	16%	15%
Ireland	2%	7%
United Kingdom & Ireland	14%	13%
France	11%	10%
United States	14%	14%
Spain	16%	22%
Italy	12%	12%
Poland	19%	20%
Singapore	29%	31%
Other Higher Growth markets	14%	14%

General insurance combined operating ratio (excluding Delta Lloyd and RAC)

	9 months 2012	9 months 2011
Group	97%	97%

United Kingdom	97%	97%
Ireland	105%	97%
United Kingdom & Ireland	98%	97%
France	95%	95%
Canada	93%	96%

*  The economic capital surplus represents an estimated position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties. Pension scheme risk is allowed for through five years of stressed contributions.

Chief financial officer's review

■ Operating profit trends broadly in line with the half year
■ £1.3 billion operating capital generated
■ Capital ratios improved:
-    Estimated economic capital surplus1 increased by £0.8 billion to £5.3 billion, ratio c.146% at 31 October
-    Estimated IGD solvency surplus increased by £0.6 billion to £3.7 billion, ratio c.167% at 31 October
■ Transformation agenda making good progress

Overview
We are on track with our plan to make Aviva financially stronger, more focused and higher-performing. Operating profit trends in the third quarter are in line with the first half.

Life insurance
In life insurance our priority is the disciplined allocation of capital, with an emphasis on less capital-intensive products. The life new business IRR was 13.8% and total long term savings sales were £22.2 billion, down 6%.

In the United Kingdom total life and pension sales were flat at £8.0 billion. Excluding bulk purchase annuities, sales were up 3% and we have grown protection sales significantly, up by 23%, individual annuities were up by 11% and group personal pension sales were up by 15%. Overall new business IRR was up at 16% (3Q11: 15%) as we made further progress in improving returns from our individual annuity, protection and workplace savings propositions. We continue to allocate capital to those products achieving the best returns, leading to our decision to withdraw from the large scale bulk purchase annuity market earlier this year.

Trading conditions remain subdued across continental Europe. In France sales are lower mainly because of continued unfavourable market conditions. In Spain, although the economic environment has impacted sales, we have grown the proportion of less capital intensive protection sales modestly, and the profitability of this product area remains strong. In Italy we have taken action to reduce the risks in this business: we have increased our share of unit-linked business and reduced our with-profit sales by 38%, to manage down our exposure to this sector. In Poland a combination of regulatory changes, adverse foreign exchange movements and the impact of the economic environment led to a decline in sales. Even so, our profitability in this market remains very good.

In the United States life new business profitability was level. In response to the low interest rate environment we have taken pricing action, re-pricing equity indexed annuities three times this year. Annuity sales declined by 5% in 3Q12 compared with 2Q12 and we expect a further reduction in sales as a result of the actions we have taken.

In our Higher Growth markets profitability was in line with the half year and life and pension sales increased against prior year with a strong performance in Singapore partially offsetting a decline in sales in China and India.

General insurance
Our general insurance business delivered a combined operating ratio of 97% in line with prior year (excluding RAC). General insurance and health net written premiums were £6.7 billion, down 3% on prior year, but flat when RAC is excluded.

In the UK we delivered a combined operating ratio in line with 2011 (excluding RAC) of 97% as we continue our focus on disciplined underwriting, claims and cost management. We have taken action to reduce our exposure in a number of commercial lines including blue-water hull marine, agriculture and scheme business.

Net written premiums in the UK were level at £3.1 billion reflecting our discipline to maintain profitability over volume in challenging market conditions, particularly in SME commercial. Whilst we have contracted in some very competitive areas such as SME commercial, we have continued to grow profitably in UK personal motor with net written premiums 8% higher. Over 250,000 net new customers chose to take out their personal motor policy with Aviva since the start of 2012.  This growth has been achieved across all channels and has been driven by new initiatives such as Quotemehappy and MultiCar.

In France, general insurance performed well, with a combined operating ratio of 95%, an improvement against the same period last year.

In Canada, our second largest general insurance market, our combined operating ratio was 93%. Sales were 5% higher at £1.6 billion primarily in our personal lines business due to improvements in retention, rate increases and underlying growth in our customer base. We have taken pricing and underwriting actions on some historically unprofitable commercial lines, such as hospitality and real estate, to improve returns.

Asset managment
Aviva Investors secured net funded external sales (excluding liquidity funds) of £2.0 billion in the first nine months (3Q11: £2.8 billion2) including redemptions relating to the refocusing of our distribution offices in Europe. New mandates were won from institutional clients and global financial institutions in the UK, Middle East and the Americas over the quarter. Assets under Management were £274 billion (3Q11: £263 billion).

Transformation agenda
In July we set out our strategic plan to transform the company with three priorities: build financial strength, to narrow focus and improve financial performance.

Build financial strength
We remain focused on building Aviva's financial strength and our estimated economic capital surplus has increased to £5.3 billion as of 31 October (ratio: 146%). The IGD solvency surplus has improved to £3.7 billion at 31 October with a coverage ratio of c.167% (HY12: £3.1 billion and c.150%).  Since FY11, IGD solvency surplus has increased by £1.5 billion.

Our capital position has improved through a combination of favourable market movements and actions we have taken to manage risks across the Group. These include disposals and measures we have taken in the pension scheme to reduce equity exposure, and increase interest rate and inflation hedges.

1. The economic capital surplus represents an estimated position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties. Pension scheme risk is allowed for through five years of stressed contributions.

2. 3Q11 Net funded external sales were £3.3 billion before exceptional withdrawals of £0.5 billion related to the disposal of Aviva Investors Australia.

Chief financial officer's review continued

We have also taken a number of steps to reduce the volatility of our capital position including the sell down of our holding in Delta Lloyd in July, and lowering our exposure to Italian sovereign debt, with a gross sell down of nearly €3.0 billion this year from our shareholder and participating funds3. After taking into account market movements and new business, the value of our net direct shareholder and participating fund holdings in Italian sovereign debt is now £5.2 billion4 (FY11: £6.4 billion) of which our net direct shareholder exposure is £0.5 billion. We also took advantage of market conditions towards the end of the quarter to rebalance our equity hedges so that our protection against equity falls now starts sooner and lasts longer.

In the first nine months of 2012 Aviva generated £1.3 billion of operating capital. This has improved by over £100 million compared with last year and is over £200 million higher after adjusting for the disposal of Delta Lloyd and the RAC. The majority of the improvement has come from a combination of continued lower capital usage, better capital allocation across most of our life businesses and higher in-force capital generation.

Our IFRS NAV per share is 397p on 30 September 2012 compared with 395p on 30 June 2012, with a reduction in the pension surplus of 12 pence per share offsetting profits and positive market movements.

Narrow focus
We have made progress exiting or taking action in the 16 business segments that we identified as non-core. We reduced our shareholding in Delta Lloyd to below 20% in July and agreed the sale of our business in Sri Lanka in September. In addition we are in discussion with external parties with respect to the sale of our US business, which, if delivered would generate a significant economic capital surplus but could only be executed at a substantial discount to IFRS book value. In eight of the other non-core segments we have appointed investment banks to work on exit strategies.

We have decided to stop writing new business in large bulk purchase annuities and in the remaining four segments we are taking further radical action.

Improve financial performance
We are improving Aviva's financial performance through a reduction in the Group's expenses, more disciplined capital allocation, lowering losses and growing revenues over time.

By the end of 2012 we will have delivered a £250 million run rate cost reduction and we are on track to meet our £400 million cost reduction target. We have achieved our cost savings through a number of actions including reducing the number of management levels in the UK business between the CEO and operational staff from nine to five, removing the regional layer of our business and integrating our UK and Ireland businesses.

We have made further improvements to the allocation of capital across the Group which has supported our operating capital generation levels. In UK individual annuities, for example, we have increased prices to improve the required capital return. We have improved the European bancassurance mix, developing products with lower guarantees, which are less capital intensive and provide higher returns. In Italy we have reduced product guarantees and have launched three new life products all with improved economic returns and reduced capital consumption. In France we have introduced new, less capital intensive, unit-linked products through Credit du Nord and AFER.

We have also taken further action to terminate or improve historically unprofitable products and distribution agreements. In France, for example, we are exiting a number of car partnerships in our direct general insurance business. In the UK we have refocused our life insurance distribution away from less-profitable building society partnerships.

We have selectively increased rates in our general insurance business, and have also taken rating actions on a number of unprofitable lines such as the leisure segment in Ireland and exited others, such as two health products in Singapore.

We are seeking opportunities for new revenue growth particularly in the developed markets. For example we are examining how we can create additional revenue streams from our existing strengths in bancassurance, protection and general insurance personal and corporate speciality lines.

Outlook
Although trading conditions in many of our markets are likely to remain subdued, we expect performance trends to be broadly in line with half year 2012.

We are focused on transforming Aviva into a financially stronger and more focused company which is well positioned in difficult economic times to serve our customers effectively. We remain confident of success.

Patrick Regan
Chief financial officer

3. Gross of purchases, maturities, and as part of the sell-down programme.
4. Net of minority interests

Notes to editors
All comparators are for the nine months to 30 September 2011 unless otherwise stated.

Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 30 September 2012. The average rates employed in this announcement are 1 euro = £0.81 (9 months to 30 September 2011: 1 euro = £0.87) and US$1 = £0.63 (9 months to 30 September 2011: US$1 = £0.62).

Growth rates in the press release have been provided in sterling terms unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the presentation include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of various local political, regulatory and economic conditions; market developments and government actions regarding the sovereign debt crisis in Europe; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet assumptions in pricing and reserving for insurance business
(particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; the impact of catastrophic events on our business activities and results of operations; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report Form 20-F as filed with the SEC on 21 March 2012. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Pat Regan +44 (0)20 7662 2228 Charles Barrows +44 (0)20 7662 8115 David Elliot +44 (0)207 662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sue Winston +44 (0)20 7662 8221	Real time media conference call: 0730 hrs Analyst conference call: 0930 hrs Tel: +44 (0)20 7136 2051 Conference ID: 3528346

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Statistical Supplement

Contents
Analyses

1.   Geographical analysis of life, pensions and investment sales

2.   Product analysis of life and pensions sales

3.   Trend analysis of PVNBP - cumulative

4.   Trend analysis of PVNBP - discrete

5.   Geographical analysis of regular and single premiums - life and pensions sales

6.   Geographical analysis of regular and single premiums - investment sales

7.   Trend analysis of general insurance and health net written premiums - cumulative

8.   Trend analysis of general insurance and health net written premiums - discrete

9.   Sovereign exposures

10. Exposure to worldwide bank debt securities

1 - Geographical analysis of life, pensions and investment sales

	Present value of new business premiums1
				% Growth
	9 months	9 months
	2012	2011		Local
	£m	£m	Sterling	currency2
Life and pensions business
United Kingdom	8,002	8,018	-	-
Ireland	469	757	(38)%	(34)%
United Kingdom and Ireland	8,471	8,775	(3)%	(3)%
France	2,671	3,224	(17)%	(11)%
United States	3,071	2,796	10%	8%
Spain	934	1,425	(34)%	(30)%
Italy	1,603	2,517	(36)%	(32)%
Other	146	228	(36)%	(30)%
Developed markets	16,896	18,965	(11)%	(9)%
Poland	274	403	(32)%	(24)%
China	226	282	(20)%	(24)%
Hong Kong	103	110	(6)%	(9)%
India	70	76	(8)%	6%
Singapore	496	412	20%	19%
South Korea	351	356	(1)%	-
Other	398	344	16%	23%
Higher Growth markets	1,918	1,983	(3)%	-
Total life and pensions - continuing operations	18,814	20,948	(10)%	(8)%
Total life and pensions - discontinued operations3	-	1,085	(100)%	(100)%
Total life and pensions	18,814	22,033	(15)%	(12)%
Investment sales4
United Kingdom and Ireland	1,269	1,323	(4)%	(4)%
Aviva Investors	2,038	1,202	70%	79%
Higher Growth markets	93	157	(41)%	(42)%
Total investment sales - continuing operations	3,400	2,682	27%	30%
Total investment sales - discontinued operations3	-	170	(100)%	(100)%
Total investment sales	3,400	2,852	19%	22%
Total long-term savings sales - continuing operations	22,214	23,630	(6)%	(4)%
Total long-term savings sales - discontinued operations3	-	1,255	(100)%	(100)%
Total long-term savings sales	22,214	24,885	(11)%	(8)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2. Growth rates are calculated based on constant rates of exchange.
3. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.
4. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

2 - Product analysis of life and pensions sales

	Present value of new business premiums1
				% Growth
	9 months	9 months
	2012	2011		Local
	£m	£m	Sterling	currency2
Life and pensions business
Pensions	3,963	3,963	-	-
Annuities	2,459	2,434	1%	1%
Bonds	322	638	(50)%	(50)%
Protection	920	749	23%	23%
Equity release	338	234	44%	44%
United Kingdom	8,002	8,018	-	-
Ireland	469	757	(38)%	(34)%
United Kingdom and Ireland	8,471	8,775	(3)%	(3)%
Savings	2,541	3,101	(18)%	(12)%
Protection	130	123	6%	13%
France	2,671	3,224	(17)%	(11)%
Life	937	741	26%	24%
Annuities	2,134	2,055	4%	2%
United States	3,071	2,796	10%	8%
Pensions	250	367	(32)%	(27)%
Savings	2,146	3,350	(36)%	(31)%
Annuities	25	31	(19)%	(14)%
Protection	262	422	(38)%	(34)%
Italy, Spain and Other	2,683	4,170	(36)%	(31)%
Developed markets	16,896	18,965	(11)%	(9)%
Higher Growth markets	1,918	1,983	(3)%	-
Total life and pensions sales - continuing operations	18,814	20,948	(10)%	(8)%
Total life and pensions sales - discontinued operations3	-	1,085	(100)%	(100)%
Total life and pensions sales	18,814	22,033	(15)%	(12)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2. Growth rates are calculated based on constant rates of exchange.
3. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

3 - Trend analysis of PVNBP - cumulative

	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	% Growth
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	on
	£m	£m	£m	£m	£m	£m	£m	3Q11
Life and pensions business - Present value of new business premiums1
Pensions	1,105	2,708	3,963	5,279	1,251	2,762	3,963	-
Annuities	785	1,610	2,434	3,832	662	1,555	2,459	1%
Bonds	271	466	638	801	128	253	322	(50)%
Protection	250	490	749	1,025	300	608	920	23%
Equity release	83	160	234	317	89	209	338	44%
United Kingdom	2,494	5,434	8,018	11,254	2,430	5,387	8,002	-
Ireland	280	553	757	917	199	342	469	(38)%
United Kingdom and Ireland	2,774	5,987	8,775	12,171	2,629	5,729	8,471	(3)%
France	1,271	2,345	3,224	4,047	1,092	1,944	2,671	(17)%
United States	786	1,658	2,796	3,932	1,034	2,073	3,071	10%
Spain	524	1,015	1,425	1,926	402	705	934	(34)%
Italy	874	1,778	2,517	2,993	673	1,259	1,603	(36)%
Other	79	155	228	262	50	98	146	(36)%
Developed markets	6,308	12,938	18,965	25,331	5,880	11,808	16,896	(11)%
Poland	149	305	403	487	107	201	274	(32)%
Asia	426	902	1,343	1,782	442	913	1,367	2%
Other	91	172	237	320	87	181	277	17%
Higher Growth markets	666	1,379	1,983	2,589	636	1,295	1,918	(3)%
Total life and pensions	6,974	14,317	20,948	27,920	6,516	13,103	18,814	(10)%
Investment sales2	869	1,830	2,682	3,473	949	1,934	3,400	27%
Total long-term saving sales - continuing operations	7,843	16,147	23,630	31,393	7,465	15,037	22,214	(6)%
Total long-term saving sales - discontinued operations3	921	1,255	1,255	1,255	-	-	-	(100)%
Total long-term saving sales	8,764	17,402	24,885	32,648	7,465	15,037	22,214	(11)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

4 - Trend analysis of PVNBP - discrete

	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	% Growth
	Discrete	Discrete	Discrete	Discrete	Discrete	Discrete	Discrete	on
	£m	£m	£m	£m	£m	£m	£m	2Q12
Life and pensions business - Present value of new business premiums1
Pensions	1,105	1,603	1,255	1,316	1,251	1,511	1,201	(21)%
Annuities	785	825	824	1,398	662	893	904	1%
Bonds	271	195	172	163	128	125	69	(45)%
Protection	250	240	259	276	300	308	312	1%
Equity release	83	77	74	83	89	120	129	8%
United Kingdom	2,494	2,940	2,584	3,236	2,430	2,957	2,615	(12)%
Ireland	280	273	204	160	199	143	127	(11)%
United Kingdom and Ireland	2,774	3,213	2,788	3,396	2,629	3,100	2,742	(12)%
France	1,271	1,074	879	823	1,092	852	727	(15)%
United States	786	872	1,138	1,136	1,034	1,039	998	(4)%
Spain	524	491	410	501	402	303	229	(24)%
Italy	874	904	739	476	673	586	344	(41)%
Other	79	76	73	34	50	48	48	-
Developed markets	6,308	6,630	6,027	6,366	5,880	5,928	5,088	(14)%
Poland	149	156	98	84	107	94	73	(22)%
Asia	426	476	441	439	442	471	454	(4)%
Other	91	81	65	83	87	94	96	2%
Higher Growth markets	666	713	604	606	636	659	623	(5)%
Total life and pensions	6,974	7,343	6,631	6,972	6,516	6,587	5,711	(13)%
Investment sales2	869	961	852	791	949	985	1,466	49%
Total long-term saving sales - continuing operations	7,843	8,304	7,483	7,763	7,465	7,572	7,177	(5)%
Total long-term saving sales - discontinued operations3	921	334	-	-	-	-	-	-
Total long-term saving sales	8,764	8,638	7,483	7,763	7,465	7,572	7,177	(5)%

1. Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.
2. Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
3. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

5 - Geographical analysis of regular and single premiums - life and pensions sales

	Regular premiums							Single premiums
	9 months	Local		Present	9 months		Present	9 months	9 months	Local
	2012	currency		value	2011		value	2012	2011	currency
	£m	growth	WACF	£m	£m	WACF	£m	£m	£m	growth
Pensions	441	(4)%	4.6	2,048	461	4.5	2,087	1,915	1,876	2%
Annuities	-	-	-	-	-	-	-	2,459	2,434	1%
Bonds	-	-	-	-	-	-	-	322	638	(50)%
Protection	131	10%	7.0	920	119	6.3	749	-	-	-
Equity release	-	-	-	-	-	-	-	338	234	44%
United Kingdom	572	(1)%	5.2	2,968	580	4.9	2,836	5,034	5,182	(3)%
Ireland	25	(38)%	3.9	98	43	3.9	169	371	588	(33)%
United Kingdom and Ireland	597	(4)%	5.1	3,066	623	4.8	3,005	5,405	5,770	(6)%
France	53	(10)%	6.9	367	63	6.5	407	2,304	2,817	(13)%
United States	88	16%	10.6	937	75	9.8	737	2,134	2,059	2%
Spain	46	(29)%	5.8	266	69	5.6	387	668	1,038	(31)%
Italy	44	(8)%	5.5	244	51	5.4	276	1,359	2,241	(35)%
Other	7	(50)%	8.6	60	15	10.1	152	86	76	19%
Developed markets	835	(5)%	5.9	4,940	896	5.5	4,964	11,956	14,001	(12)%
Poland	25	(32)%	7.6	189	41	7.3	299	85	104	(9)%
Asia	222	-	5.1	1,134	223	4.7	1,056	233	287	(20)%
Other	53	8%	3.9	209	53	3.4	179	68	58	24%
Higher Growth markets	300	(3)%	5.1	1,532	317	4.8	1,534	386	449	(12)%
Total life and pension sales - continuing operations	1,135	(5)%	5.7	6,472	1,213	5.4	6,498	12,342	14,450	(12)%
Total life and pension sales - discontinued operations1	-	(100)%	-	-	73	9.1	663	-	422	(100)%
Total life and pension sales	1,135	(10)%	5.7	6,472	1,286	5.6	7,161	12,342	14,872	(15)%

1. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

6 - Geographical analysis of regular and single premiums - investment sales

	Regular			Single			PVNBP
	9 months	9 months	Local	9 months	9 months	Local	Local
	2012	2011	currency	2012	2011	currency	currency
Investment sales	£m	£m	growth	£m	£m	growth	growth
United Kingdom and Ireland	6	4	50%	1,263	1,319	(4)%	(4)%
Aviva Investors	4	5	-	2,034	1,197	79%	79%
Higher Growth markets	-	-	-	93	157	(42)%	(42)%
Total investment sales - continuing operations	10	9	25%	3,390	2,673	30%	30%
Total investment sales - discontinued operations1	-	-	-	-	170	(100)%	(100)%
Total investment sales	10	9	25%	3,390	2,843	22%	22%

1. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

7 - Trend analysis of general insurance and health net written premiums - cumulative

	Net written premiums
									Growth on 3Q11
	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12		Local
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	Sterling	currency
	£m	£m	£m	£m	£m	£m	£m	%	%
General insurance - continuing operations
United Kingdom	1,013	2,058	3,078	4,110	974	2,087	3,091	-	-
RAC	79	164	261	261	-	-	-	(100)%	(100)%
Ireland	96	200	288	367	82	174	252	(13)%	(6)%
United Kingdom and Ireland	1,188	2,422	3,627	4,738	1,056	2,261	3,343	(8)%	(7)%
France	279	456	616	789	285	458	609	(1)%	6%
Canada	426	1,025	1,562	2,083	454	1,081	1,635	5%	5%
Italy and Other1	136	248	379	484	124	237	311	(18)%	(13)%
Developed markets	2,029	4,151	6,184	8,094	1,919	4,037	5,898	(5)%	(3)%
Higher Growth markets	41	89	134	181	47	93	132	(1)%	7%
	2,070	4,240	6,318	8,275	1,966	4,130	6,030	(5)%	(3)%
Health insurance - continuing operations
United Kingdom	109	245	342	473	120	255	389	14%	14%
Ireland	37	57	78	104	40	57	76	(3)%	4%
United Kingdom and Ireland	146	302	420	577	160	312	465	11%	12%
France	80	128	169	227	83	123	161	(5)%	2%
Developed markets	226	430	589	804	243	435	626	6%	9%
Higher Growth markets	25	38	60	83	27	50	79	32%	34%
	251	468	649	887	270	485	705	9%	12%
Total - continuing operations	2,321	4,708	6,967	9,162	2,236	4,615	6,735	(3)%	(2)%
Total - discontinued operations2	369	557	557	557	-	-	-	(100)%	(100)%
Total	2,690	5,265	7,524	9,719	2,236	4,615	6,735	(10)%	(9)%

1. Other includes Group Reinsurance and agencies in run-off.
2. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

8 - Trend analysis of general insurance and health net written premiums - discrete

	Net written premiums
								Growth on	Growth on
								3Q11	2Q12
	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12
	Discrete	Discrete	Discrete	Discrete	Discrete	Discrete	Discrete	Sterling	Sterling
	£m	£m	£m	£m	£m	£m	£m	%	%
General insurance - continuing operations
United Kingdom	1,013	1,045	1,020	1,032	974	1,113	1,004	(2)%	(10)%
RAC	79	85	97	-	-	-	-	(100)%	-
Ireland	96	104	88	79	82	92	78	(11)%	(15)%
United Kingdom and Ireland	1,188	1,234	1,205	1,111	1,056	1,205	1,082	(10)%	(10)%
France	279	177	160	173	285	173	151	(6)%	(13)%
Canada	426	599	537	521	454	627	554	3%	(12)%
Italy and Other1	136	112	131	105	124	113	74	(44)%	(35)%
Developed markets	2,029	2,122	2,033	1,910	1,919	2,118	1,861	(8)%	(12)%
Higher Growth markets	41	48	45	47	47	46	39	(13)%	(15)%
	2,070	2,170	2,078	1,957	1,966	2,164	1,900	(9)%	(12)%
Health insurance - continuing operations
United Kingdom	109	136	97	131	120	135	134	38%	(1)%
Ireland	37	20	21	26	40	17	19	(10)%	12%
United Kingdom and Ireland	146	156	118	157	160	152	153	30%	1%
France	80	48	41	58	83	40	38	(7)%	(5)%
Developed markets	226	204	159	215	243	192	191	20%	(1)%
Higher Growth markets	25	13	22	23	27	23	29	32%	26%
	251	217	181	238	270	215	220	22%	2%
Total - continuing operations	2,321	2,387	2,259	2,195	2,236	2,379	2,120	(6)%	(11)%
Total - discontinued operations2	369	188	-	-	-	-	-	-	-
Total	2,690	2,575	2,259	2,195	2,236	2,379	2,120	(6)%	(11)%

1. Other includes Group Reinsurance and agencies in run-off.
2. Prior period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

9 - Sovereign exposures
Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

	Participating fund assets	Shareholder assets	Total
30 September 2012	£bn	£bn	£bn
Greece	-	-	-
Ireland	0.3	-	0.3
Portugal	0.3	-	0.3
Italy	4.7	0.5	5.2
Spain	0.7	0.4	1.1
Total Greece, Ireland, Portugal, Italy and Spain	6.0	0.9	6.9
HY12 Greece, Ireland, Portugal, Italy and Spain	6.1	1.0	7.1

10 - Exposure to worldwide bank debt securities1
Direct shareholder and participating fund assets exposures to worldwide bank debts (net of non-controlling interests, excluding policyholder assets)

			Shareholder assets			Participating assets
	Total senior debt	Total subordinated debt	Total debt	Total senior debt	Total subordinated debt	Total debt
30 September 2012	£bn	£bn	£bn	£bn	£bn	£bn
Austria	-	-	-	0.2	-	0.2
France	0.1	-	0.1	3.5	0.8	4.3
Germany	0.1	0.1	0.2	0.5	0.7	1.2
Ireland	0.1	-	0.1	-	-	-
Italy	0.1	0.1	0.2	0.3	0.1	0.4
Netherlands	0.4	0.1	0.5	1.6	0.3	1.9
Portugal	-	-	-	0.1	-	0.1
Spain	0.7	0.1	0.8	1.1	0.1	1.2
United Kingdom	0.6	0.5	1.1	0.8	1.2	2.0
United States	1.3	0.8	2.1	1.0	0.1	1.1
Other	0.9	0.3	1.2	1.9	0.6	2.5
Total	4.3	2.0	6.3	11.0	3.9	14.9
HY12	4.2	2.2	6.4	10.3	4.2	14.5

1. Excludes certificates of deposit.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 November, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary